U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[  ] Form 10-K [ ] Form 20F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For the Quarterly Period ending________________.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form  11-K
     [X] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended May 31, 2001

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:            Panther Telecommunications Corporation
                                    (Formerly: New Century Capital &
                                                    Consulting Corp.)

Address of Principal                15386 S.W.153rd
Executive Office:                   Miami, Florida 33187

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.

(Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;



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     [ ] (b) (i) The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [X]     (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

          Key information required for a complete and accurate report is being compiled and reviewed. Registrant completed a "reverse acquisition" that changed the fiscal year from a calendar year to a August 31 year end changing the quarterly report dates. The Form 10-Q shall cover the two month period ending May 31, 2001.

                           PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

                  Mr. Manuel Sanchez
                  15386 S.W. 153rd
                  Miami, Florida 33187


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes  [ ] No


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                PANTHER TELECOMMUNICATIONS CORPORATIONS has caused this
notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2001                           By:/s/Manuel Sanchez
     ---------------                          ---------------------------
                                                 Manuael Sanchez
                                                 Chief Executive Officer